SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended

12 July 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

July 12, 2010

UPDATE ON GULF OF MEXICO OIL SPILL

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico.

Subsea Source Control and Containment

Following approval from the National Incident Commander, BP this past weekend began replacing the existing lower marine riser package (LMRP) containment cap over the
Deepwater Horizon's failed blow-out preventer
with a new sealing cap assembly.

Installation
of the sealing cap is proceeding as planned. The Discoverer Enterprise removed the LMRP cap at approximately 12:40 PM CDT on Saturday, July 10. Initial steps included the removal of six bolts along with the LMRP's flange. A transition spool was subsequently installed on the existing flange. The next step is to install a capping stack that has three closing rams.

The Q4000 containment system continues to capture oil and gas from the MC252 well and flare the hydrocarbons safely at the surface.

The Helix Producer containment system is being commissioned to begin the collection of additional oil and gas, prior to ramping up containment operations.

On July 10, a total of approximately 15,200 barrels of oil were collected or flared and 35.2 million cubic feet of gas were flared. Specifically, the LMRP containment system connected to the Discoverer Enterprise collected 7,096 barrels of oil, and the Q4000 flared an additional 8,100 barrels of oil. With the removal of the LMRP cap, oil recovered from the Discoverer Enterprise was lower on July 10 and recovery from the Discoverer Enterprise has since been discontinued.

As of July 10, the total volume of oil collected or flared by the containment systems is approximately 749,100 barrels. Information on the volumes of oil and gas that are collected or flared is updated twice daily on BP's website,
www.bp.com
.

Plans also are being developed for additional containment capacity and flexibility that will ultimately increase capacity to 60,000-80,000 barrels per day. These projects are currently anticipated to begin operations towards the end of July.

The sealing cap system, the Q4000 system, the flexible riser system, and the planned additional containment systems never before have been deployed at these depths or under these conditions, and their efficiency and ability to contain or flare the oil and gas cannot be assured.

Work on the first relief well, which started May 2, continues. The well reached a measured depth of 17,810 feet on July 11 and a tenth 'ranging' run was completed. Following the running and cementing of the 9 7/8-inch casing and further ranging runs, the relief well is intended to intercept the original well at approximately 18,000 feet. Operations will then begin to kill the flow of oil and gas from the reservoir by pumping specialised heavy fluids down the relief well
. The second relief well, which started May 16, is just below 16,000 feet and preparing to cement casing. Although uncertainty still exists, the first half of August remains the current estimate of the most likely date by which the first relief well will be completed and kill operations performed.

Surface Spill Response and Containment Through July 10

Work continues to collect and disperse oil that has reached the surface of the sea, to protect the shoreline of the Gulf of Mexico, and to collect and clean up any oil that has reached shore.

Approximately 46,000 personnel, more than 6,400 vessels and dozens of aircraft are engaged in the response effort.

Operations to skim oil from the surface of the water collected more than 25,000 barrels of oily water on July 10. To date, these operations have recovered, in total, approximately 720,238 barrels (30.25 million gallons) of oily liquid. In addition, a total of 286 controlled burns have been carried out to date, removing an estimated 238,095 barrels of oil from the sea's surface.

The total length of containment boom deployed as part of efforts to prevent oil from reaching the coast is now more than 3.1 million feet (587.12 miles).

Additional information

As of July 10, almost 105,000 claims have been submitted and more than 52,000 payments have been made, totalling almost $165 million.

The cost of the response to date amounts to approximately $3.5 billion, including the cost of the spill response, containment, relief well drilling, grants to the Gulf states, claims paid, and federal costs. On June 16, BP announced an agreed package of measures, including the creation of a $20 billion fund to satisfy certain obligations arising from the oil and gas spill. It is too early to quantify other potential costs and liabilities associated with the incident.

Technical Briefings

BP will host two technical briefings today, July 12, to provide updates on its subsea containment efforts. The briefings will be held at 7:30 AM CDT and 2:30 PM CDT. The dial-in details for these briefings are as follows:

US/Canada Dial-In Number: (877) 341-5824
International/Local Dial-In Number: +1 (706) 758-0885

Password for morning briefings: AM Technical Briefing
Password for afternoon briefings: PM Technical Briefing

BP Press Office London: +44 (0)20 7496 4076
BP Press office, US: +1 281 366 0265
www.bp.com/gulfofmexicoresponse

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  12 July, 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary